December 5, 2008

Via EDGAR, Facsimile and Federal Express

Ms. Mellissa Duru

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Wendy’s/Arby’s Group, Inc. Schedule 14D-9 filed on November 7, 2008
File No. 05-30388

Dear Ms. Duru:

On behalf of Wendy’s/Arby’s Group, Inc. (the “Company”), this letter is in response to your telephonic conversations with my colleague, Ronald Palmese, on December 3, 2008 and December 4, 2008 relating to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 7, 2008 (the “Schedule 14D-9”).

Because of the Company’s desire to provide tender offer materials to its stockholders as soon as possible, the Company is filing Amendment No. 3 to the Schedule 14D-9 (the “Schedule 14D-9/A”) substantially simultaneously with the transmittal of this letter to you. As indicated in the response below, the Company has addressed your comment in the Schedule 14D-9/A; however, we would be pleased to respond to any additional concerns that you may have after reviewing the filing.

The Company’s response to your comment follows. We have set forth below the comment you raised in your telephonic conversations with Mr. Palmese and provided the Company’s response immediately following the comment. In addition, to assist your review, we are providing a copy of the Schedule 14D-9/A and a marked copy of Item 4 of the Schedule

December 5, 2008

14D-9, as amended by the Schedule 14D-9/A, via facsimile and overnight delivery. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 14D-9.

The Company wishes to thank you for your efforts in assisting it to enhance its disclosures and the timeliness of your responses.

Item 4. The Solicitation or Recommendation, page 2

1.

Your current disclosure does not currently specify why the Board is unable to recommend or reject the Offer. Your prior responses cite factors in the disclosure that were considered by the Board. Please supplement your disclosure to explicitly disclose which of the factors you have cited constitute the reason for the Board’s decision to remain neutral. Please refer to Item 1012(b) of Regulation M-A.

As disclosed in the Schedule 14D-9, in evaluating the Offer and determining to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer, the Board delegated to the Audit Committee the power and authority to review and evaluate the terms and conditions, and determine the advisability, of the Offer and make a recommendation to the Board, excluding the Interested Directors. The Audit Committee consulted with independent financial and legal advisers and considered a number of factors. Among those factors, the Audit Committee determined that there were two significant factors that served as the reasons for it to recommend to the Board to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer. On the one hand, the Offer Price represents a premium to the pre-announcement trading price and recent historical prices, and it affords those stockholders seeking liquidity an opportunity to sell their Shares at a premium. If a stockholder desires to liquidate all or a portion of its Shares, the opportunity to do so at a premium to the market price would be beneficial to that stockholder. On the other hand, the intrinsic value of the Shares may be in excess of the Offer Price and the trading market may recognize greater long-term value of the Shares to the extent the Company successfully executes its business strategy. The other factors considered by the Audit Committee did serve as reasons for the Audit Committee to advise the Board not to oppose the Offer. In further response to your comment, the Company has revised its disclosure as requested. Please see the amendment to Item 4 in the Schedule 14D-9/A.

December 5, 2008

With respect to any matter relating to this letter, the Schedule 14D-9 or the Schedule 14D-9/A, please do not hesitate to contact me at (212) 969-3155.

Very truly yours,

/s/ Julie M. Allen
Julie M. Allen